UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  7)1

Sirva, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

82967Y104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82967Y104

1	NAME OF REPORTING PERSON MLF INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,358,965 shares (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,358,965 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,358,965 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

(1)  Includes 4,795,666 and 204,333 shares of common stock issuable upon conversion of the 8% convertible perpetual preferred stock of the Issuer held by MLF Offshore Portfolio Company, L.P. and MLF Partners 100, L.P., respectively.

CUSIP NO. 82967Y104

1	NAME OF REPORTING PERSON MLF OFFSHORE PORTFOLIO COMPANY, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,145,207 shares (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,145,207 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,145,207 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

(1)  Includes 4,795,666 shares of common stock issuable upon conversion of the 8% convertible perpetual preferred stock of the Issuer held by MLF Offshore Portfolio Company, L.P.

CUSIP NO. 82967Y104

1	NAME OF REPORTING PERSON MLF CAYMAN GP, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,145,207 shares (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,145,207 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,145,207 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO

(1)  Includes 4,795,666 shares of common stock issuable upon conversion of the 8% convertible perpetual preferred stock of the Issuer held by MLF Offshore Portfolio Company, L.P.

CUSIP NO. 82967Y104

1	NAME OF REPORTING PERSON MLF PARTNERS 100, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 213,758 shares (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 213,758 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,758 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

(1)  Includes 204,333 shares of common stock issuable upon conversion of the 8% convertible perpetual preferred stock of the Issuer held by MLF Partners 100, L.P.

CUSIP NO. 82967Y104

1	NAME OF REPORTING PERSON MLF CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,358,965 shares (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,358,965 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,358,965 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

(1)  Includes 4,795,666 and 204,333 shares of common stock issuable upon conversion of the 8% convertible perpetual preferred stock of the Issuer held by MLF Offshore Portfolio Company, L.P. and MLF Partners 100, L.P., respectively.

CUSIP NO. 82967Y104

1	NAME OF REPORTING PERSON MLF HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,358,965 shares (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,358,965 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,358,965 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

(1)  Includes 4,795,666 and 204,333 shares of common stock issuable upon conversion of the 8% convertible perpetual preferred stock of the Issuer held by MLF Offshore Portfolio Company, L.P. and MLF Partners 100, L.P., respectively.

CUSIP NO. 82967Y104

1	NAME OF REPORTING PERSON MATTHEW L. FESHBACH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,358,965 shares (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,358,965 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,358,965 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

(1)  Includes 4,795,666 and 204,333 shares of common stock issuable upon conversion of the 8% convertible perpetual preferred stock of the Issuer held by MLF Offshore Portfolio Company, L.P. and MLF Partners 100, L.P., respectively.

CUSIP NO. 82967Y104

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

As of February 8, 2008, MLF Offshore beneficially owned 349,541 Shares and 4,795,666 Shares issuable upon conversion of the 8% convertible perpetual preferred stock (the “Convertible Preferred Stock”).  The aggregate costs of such Shares and Convertible Preferred Stock is $403,370 and $14,387,348, respectively. The funds used to purchase such Shares and Convertible Preferred Stock came from the working capital of MLF Offshore.

As of February 8, 2008, MLF Partners 100 beneficially owned 9,425 Shares and Convertible Preferred Stock convertible into an additional 204,333 Shares.  The aggregate costs of such Shares and Convertible Preferred Stock is $10,876 and $612,652, respectively. The funds used to purchase such Shares and Convertible Preferred Stock came from the working capital of MLF Partners 100.

Items 5(a) and (b) are hereby amended in their entirety as follows:

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 80,858,757 Shares, which is the sum of (i) the 75,858,757 Shares outstanding as of November 1, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2007 and (ii) the 5,000,000 Shares issuable to MLF Offshore and MLF Partners 100 upon the conversion of the Convertible Preferred Stock.

As of the close of business on February 8, 2008, (i) each of Mr. Feshbach, MLFI, MLF Holdings, and MLF Capital beneficially owned 5,358,965 Shares (including 4,795,666 Shares and 204,333 Shares issuable upon the conversion of Convertible Preferred Stock held by MLF Offshore and MLF Partners 100, respectively), constituting approximately 6.6% of the Shares outstanding, (iii) each of MLF Offshore and MLF Cayman beneficially owned 5,145,207 Shares (including 4,795,666 Shares issuable upon the conversion of Convertible Preferred Stock held by MLF Offshore convertible within 60 days of the date hereto), constituting approximately 6.4% of the Shares outstanding, and (iv) MLF Partners 100 beneficially owned 213,758 Shares (including 204,333 Shares issuable upon the conversion of Convertible Preferred Stock held by MLF Partners 100 convertible within 60 days of the date hereto), constituting less than one percent of the Shares outstanding.

(b)           Each of Mr. Feshbach, MLFI, MLF Holdings, MLF Capital and Mr. Feshbach shares the power to vote and dispose or to direct the vote and disposition of 5,358,965 Shares, or 6.6% of the Shares outstanding.

Each of MLF Offshore and MLF Cayman shares the power to vote and dispose or to direct the vote and disposition of 5,145,207 Shares, or 6.4% of the Shares outstanding.  MLF Partners 100 shares the power to vote and dispose or to direct the vote and disposition of 213,758 Shares, or less than one percent of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

CUSIP NO. 82967Y104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008	MLF INVESTMENTS, LLC

	By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF OFFSHORE PORTFOLIO COMPANY, L.P.

By:	MLF Cayman GP, Ltd.
Title: General Partner

By:	MLF Capital Management, L.P.
Sole shareholder

By:	MLF Holdings, LLC
General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF CAYMAN GP, LTD.

By:	MLF Capital Management, L.P.
Sole shareholder

By:	MLF Holdings, LLC
General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF CAPITAL MANAGEMENT, L.P.

By:	MLF Holdings, LLC
General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

CUSIP NO. 82967Y104

MLF HOLDINGS, LLC

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF PARTNERS 100, L.P.

By:	MLF Capital Management, L.P.
Title: General Partner

By:	MLF Holdings, LLC
Title: General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

/s/ Matthew L. Feshbach
MATTHEW L. FESHBACH

CUSIP NO. 82967Y104

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale

MLF OFFSHORE PORTFOLIO COMPANY, L.P.

(2,206,107)	0.0197	02/06/08
(1,934,564)	0.0123	02/07/08
(2,671,307)	0.0063	02/08/08

MLF PARTNERS 100, L.P.

(93,893)	0.0197	02/06/08
(82,336)	0.0123	02/07/08
(113,693)	0.0063	02/08/08